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	November 10, 2011	WASHINGTON, D.C.
WILMINGTON
VIA EDGAR AND EMAIL TRANSMISSION
BEIJING
	David L. Orlic	BRUSSELS
	Special Counsel	FRANKFURT
	Office of Mergers and Acquisitions	HONG KONG
	Division of Corporation Finance	LONDON
	Securities and Exchange Commission	MOSCOW
	100 F Street, N.E.	MUNICH
	Washington, D.C. 20549-6010	PARIS
SÃO PAULO
RE:	Transatlantic Holdings, Inc.	SHANGHAI
	Form 425 filed by Validus Holdings, Ltd.	SINGAPORE
	Filed on November 7, 2011	SYDNEY
	File No. 001-10545	TOKYO
TORONTO

Dear Mr. Orlic:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filing as set forth in your letter dated November 8, 2011 (the “Comment Letter”).  Additionally, the Company files herewith, via EDGAR, an amended version of the investor presentation originally filed on November 7, 2011 (the “Presentation”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

1.                Please revise your disclosure to clarify for investors how the proposed $2 pre-closing special dividend is more compelling to Transatlantic security holders than Transatlantic’s own share repurchases.  The latter appear to create immediate value for all security holders, either by providing liquidity to selling security holders or by increasing the book value of shares not repurchased.  We note in this regard that on page 6 you appear to be setting forth your own share repurchase as a value-creating proposition for security holders.

Response:  As a point of clarification, Validus has not stated that the $2.00 per share pre-closing special dividend is “more compelling” than Transatlantic Holdings, Inc.’s (“Transatlantic”) share repurchases.  Validus has stated that if the Transatlantic board of directors continues share repurchases after October 31, 2011, the aggregate amount available for the $2.00 per share pre-closing dividend to be paid to all Transatlantic stockholders in the Validus transaction will be reduced on a dollar-for-dollar basis for any share repurchases after such date.

However, Validus notes that the additional pre-closing special dividend that forms part of Validus’ increased offer would be paid to all Transatlantic stockholders unlike share repurchases by Transatlantic, the proceeds of which are directed only to selling Transatlantic stockholders.  Moreover, a return of capital in the form of a special dividend in a Validus transaction will permit all Transatlantic stockholders to retain an equity interest in, and the ability to participate in the potential future upside of, the combined company.

In addition, as noted in the response to comment 4 below, the asserted increase in book value of Transatlantic shares not repurchased noted in the Staff’s comment above is not a conclusive measure of increased stockholder value and, in fact, may not result in any actual return of value to non-selling Transatlantic stockholders.  Validus’ share repurchase program that is contingent on the acquisition of Transatlantic would be part of Validus’ capital management strategy post-acquisition and is not an alternative to the additional dividend contemplated by Validus’ increased offer and is not referenced on page 6 of the Presentation as a component of the market value of Validus’ increased offer.

In light of the foregoing, Validus does not believe it is necessary or appropriate to revise its disclosure on page 5 of the Presentation.

2.                Under the heading “Premium,” please disclose in a lead-in paragraph that the disclosed percentages assume and include a $1.75 pre-closing special dividend payable at the discretion of the Transatlantic board of directors, and that this amount might in fact never be paid.

Response:  Validus has revised the disclosure on page 6 of the Presentation in response to the Staff’s comment.

3.                Please revise your disclosure at the bottom of this page to indicate what you currently state in the applicable end note — that your repurchase program may be modified, extended, or terminated at any time, and may in fact never commence.

Response:  Validus has revised the disclosure on page 6 of the Presentation in response to the Staff’s comment.

4.             Please reconcile your statement that market value is the criteria on which to judge a transaction with your presentation of book value measures in support of your proposed transaction on pages 6 and 13.

Response:   Transatlantic stockholders do not have access to a market or clearing system that would permit them to sell their Transatlantic shares at book value (or any measure tied to book value).  In fact, Transatlantic shares have traded at a discount to book value for the past 13 consecutive quarters.  Furthermore, Transatlantic itself previously agreed to a transaction (now terminated) with Allied World that was at a significant discount to Transatlantic’s book value (which suggests that book value is not a conclusive measure of stockholder value, even for the Transatlantic board of directors).

If Transatlantic stockholders wish to sell their Transatlantic shares, they may do so in the market at market value or can choose to tender into the Validus exchange offer, which offers a premium valuation to Transatlantic’s current market value.  The graph on page 13 of the Presentation illustrates the very point that book value is not a measure to judge a transaction, since over the period shown, both companies’ market values (i.e., the value that investors can actually receive for Transatlantic shares and Validus shares) vary significantly relative to their book values, with Validus consistently garnering a premium multiple to book value relative to Transatlantic.  On page 6 of the Presentation, Validus discloses the impact of Validus’ increased offer on its book value as a measure of the accounting impact of the transaction as part of a broader overview of its increased offer, not as a definitive measure of the transaction’s merits.

5.             Please revise your disclosure that Transatlantic “Refused to engage with Validus” for a “prolonged period” to acknowledge that Transatlantic was acting under restrictions imposed by the Allied World merger agreement.  Consider disclosing the findings of the Delaware court on this issue.

Response:  Validus has revised the disclosure on page 8 of the Presentation to reflect the fact that Transatlantic believed that it was prohibited from taking certain actions under its now-terminated merger agreement with Allied World.  Validus continues to believe that Transatlantic was using the terms of its merger agreement with Allied World as a pretext to avoid discussions with Validus.  We note that Transatlantic never sought a ruling from the Delaware Court of Chancery regarding the terms and scope of the purported restrictions imposed on it by the now-terminated Allied World merger agreement.  We further note that Validus’ litigation against Transatlantic in the Delaware Court of Chancery remains pending.

6.             Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis.  Please provide support for, and/or clearly characterize as an opinion or belief, the following statements:

•      The Transatlantic board of directors employed “empty assertions and flawed analyses” in rejecting your offer; and

•      Transatlantic security holders are faced with “the absence of credible alternatives.”

Response:  With respect to the first bullet above, we note to the Staff that pages 14 through 19 of the Presentation describe Validus’ bases for asserting that Transatlantic has employed “empty assertions and flawed analysis” in rejecting Validus’ offer.

Regarding the second bullet point above, Validus notes that Transatlantic has not publicly stated any credible strategic alternatives to Validus’ offer, other than remaining as a stand-alone entity.  Based upon public statements of Transatlantic and National Indemnity Company, Transatlantic and National Indemnity Company are not engaged in discussions and National Indemnity Company withdrew its offer for Transatlantic almost two months ago.  Moreover, Validus notes that Transatlantic has made no disclosures regarding negotiations with other potential transaction parties since announcing that Transatlantic had entered into confidentiality agreements with unidentified third parties on September 26, 2011 and October 11, 2011.  Finally, Validus notes that Transatlantic itself has signaled that its strategic review process has slowed down — stating in press releases on November 1, 2011 and November 3, 2011 that it was fully committed to concluding this process “expeditiously” and a mere four days later on November 7, 2011 revising this timing commitment to an amorphous “responsible timeframe.”

Notwithstanding the support provided above, Validus has revised each of the statements identified above so that they are cast as Validus’ belief.

7.             You state that your proposal is capable of being consummated by year end.  Please disclose whether or not consummation remains subject to any regulatory approvals.

Response:  We note that page 6 of the Presentation discloses that Validus’ revised offer is conditioned on receipt of customary regulatory approvals, including approval of the New York Insurance Department (now known as the New York Department of Financial Services).

8.             We note your statement at the bottom of this page that you can replace the Transatlantic board of directors upon receiving the requisite consents.  Please disclose whether or not you have received all regulatory approvals necessary to actually make the replacement, as opposed to merely commence your solicitation.

Response:  Validus believes that it has obtained all clearances of governmental authorities, including from the New York Department of Financial Services, necessary to undertake and complete the consent solicitation, including to replace the Transatlantic board of directors.

We note to the Staff that the disclosure contained on page 18 of Transatlantic’s preliminary consent revocation statement filed on September 20, 2011 to the effect that Validus’ consent solicitation cannot become effective unless Validus receives the approval of the New York Department of Financial Services is false and materially misleading to Transatlantic’s stockholders as Validus has obtained clearance from the New York Department of Financial Services to undertake and complete the consent solicitation, including to replace the Transatlantic board of directors.

*  *  *  *  *

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon A. Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed
Todd E. Freed

cc:           Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)